CHINA FINANCE ONLINE ENTERS INTO AGREEMENT TO ACQUIRE SHENZHEN GENIUS INFORMATION TECHNOLOGY
CO. LTD

BEIJING, July 10/Xinhua-PRNewswire/ — China Finance Online Co. Limited (Nasdaq: JRJC) (“CFO”), a leading Chinese online financial information and listed company data provider, today announced that it, together with its affiliate, entered into an agreement on July 3, 2006 to acquire Shenzhen Genius Information Technology Co., Ltd (“Genius”), a financial information database provider mainly serving domestic securities and investment firms. This acquisition is expected to strengthen the Company’s leading position in the industry and to provide future opportunities to develop database products.

According to the acquisition agreement, CFO and its affiliate will pay US$1,000,000 to Genius’s shareholders in exchange for 100% of the equity of Genius. Further, CFO will pay HK$484,425 (approximately US$62,370) to a shareholder in satisfaction of outstanding amounts owed by Genius pursuant to a prior loan made by such shareholder. The acquisition is subject to PRC regulatory approvals and other customary closing conditions and is expected to close by the end of August 2006.

Genius engages in the business of constructing and maintaining financial information databases and providing networked information solution. It was the first company of its kind in China to build databases and to provide electronic information networks for domestic securities and investment firms at the time of its establishment in 1994.

“This acquisition will be an important achievement for China Finance Online. I believe that the combination of two highly complementary organizations and product families may generate additional shareholder value and provide new growth opportunities to CFO. I also believe that Genius’s products and technology may enhance our market-leading position by offering products and services with greater value to our customers, ” continued Zhao, Zhiwei, Chief Executive Officer of China Finance Online. “CFO is currently relying on our partners to supply us with historical data and information on listed companies, bonds and mutual funds. We expect to continue maintaining such good and solid contractual relationships with them after this transaction and I am confident that all these arrangements will be transparent to both our customers and our partners.”

About China Finance Online Co. Limited

China Finance Online Co. Limited specializes in providing online financial and listed company data and information in China. Through its website, www.jrj.com, the company offers subscription-based service packages that integrate financial and listed company data and information from multiple sources with features and functions such as data and information search, retrieval, delivery, storage and analysis. These features and functions are delivered through proprietary software that is available by download.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

Statements that are not historical facts, including statements about our beliefs and expectations concerning (i) the ability of this acquisition to strengthen our position in the industry and provide opportunities for the future development of database products, (ii) the anticipated closing date of the acquisition, (iii) the ability of the proposed combination to generate additional shareholder value and provide new growth opportunities and (iv) our continued ability to maintain solid relationships with our customers and our partners, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. A number of important factors could cause actual results or events to differ materially from those indicated by such forward-looking statements including failure of our products to gain further traction in the marketplace, increased competition, our ability along with Genius to consummate the transaction, the conditions to the completion of the merger transaction may not be satisfied or other regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule, the possibility that the parties may be unable to achieve all of the benefits of the business combination within the expected timeframe or at all or to successfully integrate Genius’s operations into those of CFO, customer loss and business disruption (including difficulties in maintaining relationships with employees, customers, partners or suppliers) may be greater than expected following the transaction and the inability to retain certain key employees at Genius. Other potential risks and uncertainties include, but are not limited to, China Finance Online’s historical and possible future losses, limited operating history, uncertain regulatory landscape in the People’s Republic of China, fluctuations in quarterly operating results, failure to successfully compete against new and existing competitors, and the company’s reliance on China Finance Online’s reliance on relationships with Chinese stock exchanges and raw data providers. Further information regarding these and other risks is included in China Finance Online’s annual report on Form 20-F for the year ended December 31, 2005, and other filings with the Securities and Exchange Commission. China Finance Online does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For further information please contact:

Jing Wu
Investor Relations Manager
China Finance Online Co. Limited
Tel: (86-10) 58325288
Email: ir@jrj.com